FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2022

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Nine months ended December 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 1, 2022	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Financial Summary For the Nine Months Ended December 31, 2021 (U.S. GAAP)

Date:	February 1, 2022
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Executive Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	For the nine months ended December 31
	2020		2021

	(Millions of yen, except per share data)
		% Change from December 31, 2019		% Change from December 31, 2020
Total revenue	1,389,263	(12.2%)	1,188,133	(14.5%)
Net revenue	1,231,837	17.3%	1,023,106	(16.9%)
Income before income taxes	396,771	45.3%	177,100	(55.4%)
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	308,524	22.7%	112,033	(63.7%)
Comprehensive income	206,893	(9.0%)	174,521	(15.6%)
Basic-Net income attributable to NHI shareholders per share (Yen)	101.03		36.40
Diluted-Net income attributable to NHI shareholders per share (Yen)	98.30		35.33
Return on shareholders’ equity - annualized	15.1%		5.4%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At December 31
	2021	2021

	(Millions of yen, except per share data)
Total assets	42,516,480	45,215,357
Total equity	2,756,451	2,879,215
Total NHI shareholders’ equity	2,694,938	2,807,880
Total NHI shareholders’ equity as a percentage of total assets	6.3%	6.2%
Total NHI shareholders’ equity per share (Yen)	879.79	931.06

2. Cash Dividends

	For the year ended March 31
	2021	2022	2022 (Plan)

	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	20.00	8.00	—
At December 31	—	—	—
At March 31	15.00	—	Unconfirmed
For the year	35.00	—	Unconfirmed

Note: Fiscal year 2022 Q4 dividend forecast is not presented per reasons stated in “3. Earnings Forecasts for the year ending March 31, 2022.”

3. Earnings Forecasts for the year ending March 31, 2022

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

     a)     Changes in accounting policies due to amendments to the accounting standards: None

     b)     Changes in accounting policies due to other than a): None

(4) Number of shares issued (common stock)

	At March 31	At December 31
	2021	2021
Number of shares outstanding (including treasury stock)	3,233,562,601	3,233,562,601
Number of treasury stock	170,407,167	217,785,158

	For the nine months ended December 31
	2020	2021
Average number of shares outstanding (year-to-date)	3,053,730,446	3,077,505,526

*This financial summary is not subject to certified public accountant’s or audit firm’s quarterly review.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4
(4) Risks related to the COVID-19 pandemic	P. 4

2. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P. 9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

3. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

    U.S. GAAP

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2020 (A)	December 31, 2021 (B)
Net revenue	1,231.8	1,023.1	(16.9)
Non-interest expenses	835.1	846.0	1.3

Income (loss) before income taxes	396.8	177.1	(55.4)
Income tax expense	83.1	60.0	(27.8)

Net income (loss)	313.6	117.1	(62.7)

Less: Net income (loss) attributable to noncontrolling interests	5.1	5.1	(1.2)

Net income (loss) attributable to NHI shareholders	308.5	112.0	(63.7)

Return on shareholders’ equity - annualized	15.1%	5.4%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 1,023.1 billion yen for the nine months ended December 31, 2021, a decrease of 16.9% from the same period in the prior year. Non-interest expenses increased by 1.3% from the same period in the prior year to 846.0 billion yen. Income before income taxes was 177.1 billion yen and net income attributable to NHI shareholders was 112.0 billion yen for the nine months ended December 31, 2021. Nomura recognized losses of 65.4 billion yen arising from transactions with a US client at its subsidiaries.

    Segment Information

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2020 (A)	December 31, 2021 (B)
Net revenue	1,224.9	1,018.6	(16.8)
Non-interest expenses	835.1	846.0	1.3

Income (loss) before income taxes	389.9	172.6	(55.7)

In the above segment information totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the nine months ended December 31, 2021 was 1,018.6 billion yen, a decrease of 16.8% from the same period in the prior year. Non-interest expenses increased by 1.3% from the same period in the prior year to 846.0 billion yen. Income before income taxes was 172.6 billion yen for the nine months ended December 31, 2021. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

On April 1, 2021, the Investment Management Division was newly established by replacing the Asset Management Division and the Merchant Banking Division. As a result, the prior period amounts have been reclassified to conform to the current year presentation.

    Operating Results of Retail

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2020 (A)	December 31, 2021 (B)
Net revenue	272.0	257.5	(5.3)
Non-interest expenses	205.8	203.5	(1.1)

Income (loss) before income taxes	66.2	54.0	(18.4)

Net revenue decreased by 5.3% from the same period in the prior year to 257.5 billion yen. Non-interest expense decreased by 1.1% to 203.5 billion yen. As a result, income before income taxes decreased by 18.4% to 54.0 billion yen.

    Operating Results of Investment Management

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2020 (A)	December 31, 2021 (B)
Net revenue	109.1	137.9	26.4
Non-interest expenses	53.4	57.6	8.0

Income (loss) before income taxes	55.8	80.3	44.0

Net revenue increased by 26.4% from the same period in the prior year to 137.9 billion yen. Non-interest expense increased by 8.0% to 57.6 billion yen. As a result, income before income taxes increased by 44.0% to 80.3 billion yen. Assets under management were 68.5 trillion yen as of December 31, 2021.

    Operating Results of Wholesale

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2020 (A)	December 31, 2021 (B)
Net revenue	692.1	508.2	(26.6)
Non-interest expenses	461.9	470.7	1.9

Income (loss) before income taxes	230.2	37.4	(83.7)

Net revenue decreased by 26.6% from the same period in the prior year to 508.2 billion yen. Non-interest expense increased by 1.9% to 470.7 billion yen. As a result, income before income taxes was 37.4 billion yen. Nomura recognized losses arising from transactions with a US client at its subsidiaries.

    Other Operating Results

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2020 (A)	December 31, 2021 (B)
Net revenue	151.7	115.0	(24.2)
Non-interest expenses	114.0	114.2	0.2

Income (loss) before income taxes	37.7	0.9	(97.7)

Net revenue was 115.0 billion yen including income of 36.2 billion yen recognized in June 2021 from the sale of a part of our shares held in Nomura Research Institute, Ltd. Income before income taxes was 0.9 billion yen, as a result of recognizing expenses of about 40 billion yen related to legacy transactions.

(2)	Consolidated Financial Position

Total assets as of December 31, 2021 were 45,215.4 billion yen, an increase of 2,698.9 billion yen compared to March 31, 2021, mainly due to the increase in Securities purchased under agreements to resell and Trading assets. Total liabilities as of December 31, 2021 were 42,336.1 billion yen, an increase of 2,576.1 billion yen compared to March 31, 2021, mainly due to the increase in Securities sold under agreements to repurchase and Trading liabilities. Total equity as of December 31, 2021 was 2,879.2 billion yen, an increase of 122.8 billion yen compared to March 31, 2021.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

(4)	Risks related to the COVID-19 pandemic

The COVID-19 pandemic has affected Nomura’s business, and this may continue in the future.

Various risks recognized related to the COVID-19 pandemic is disclosed in Risk Factors in Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 25, 2021) and Item 3. D. Risk Factors. in Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 25, 2021) for the year ended March 31, 2021.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 25, 2021) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 25, 2021) for the year ended March 31, 2021.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2021	December 31, 2021	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	3,509,754	3,267,421	(242,333)
Time deposits	281,422	340,964	59,542
Deposits with stock exchanges and other segregated cash	373,559	305,972	(67,587)

Total cash and cash deposits	4,164,735	3,914,357	(250,378)

Loans and receivables:
Loans receivable	2,943,472	3,366,953	423,481
Receivables from customers	459,090	359,549	(99,541)
Receivables from other than customers	793,669	909,452	115,783
Allowance for doubtful accounts	(53,784)	(63,708)	(9,924)

Total loans and receivables	4,142,447	4,572,246	429,799

Collateralized agreements:
Securities purchased under agreements to resell	10,775,078	12,821,528	2,046,450
Securities borrowed	5,264,360	5,018,574	(245,786)

Total collateralized agreements	16,039,438	17,840,102	1,800,664

Trading assets and private equity and debt investments:
Trading assets*	15,674,354	16,646,590	972,236
Private equity and debt investments*	63,825	88,373	24,548

Total trading assets and private equity and debt investments	15,738,179	16,734,963	996,784

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥395,429 million as of March 31, 2021 and ¥415,715 million as of December 31, 2021)	464,449	433,678	(30,771)
Non-trading debt securities*	426,758	474,150	47,392
Investments in equity securities*	126,649	131,283	4,634
Investments in and advances to affiliated companies*	364,393	360,610	(3,783)
Other	1,049,432	753,968	(295,464)

Total other assets	2,431,681	2,153,689	(277,992)

Total assets	42,516,480	45,215,357	2,698,877

*	Including securities pledged as collateral

Millions of yen
March 31, 2021	December 31, 2021	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,368,098	1,042,810	(325,288)
Payables and deposits:
Payables to customers	1,454,755	1,425,775	(28,980)
Payables to other than customers	1,773,699	1,850,767	77,068
Deposits received at banks	1,342,464	1,632,754	290,290

Total payables and deposits	4,570,918	4,909,296	338,378

Collateralized financing:
Securities sold under agreements to repurchase	13,360,429	14,643,767	1,283,338
Securities loaned	1,380,629	1,412,861	32,232
Other secured borrowings	392,515	419,247	26,732

Total collateralized financing	15,133,573	16,475,875	1,342,302

Trading liabilities	9,473,261	10,079,761	606,500
Other liabilities	1,239,167	915,040	(324,127)
Long-term borrowings	7,975,012	8,913,360	938,348

Total liabilities	39,760,029	42,336,142	2,576,113

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,233,562,601 shares as of March 31, 2021 and
3,233,562,601 shares as of December 31, 2021
Outstanding	-	3,063,155,434 shares as of March 31, 2021 and
3,015,777,443 shares as of December 31, 2021	594,493	594,493	—
Additional paid-in capital	696,122	690,759	(5,363)
Retained earnings	1,533,713	1,618,317	84,604
Accumulated other comprehensive income (loss)	(38,144)	17,739	55,883

Total NHI shareholders’ equity before treasury stock	2,786,184	2,921,308	135,124
Common stock held in treasury, at cost -
170,407,167 shares as of March 31, 2021 and
217,785,158 shares as of December 31, 2021	(91,246)	(113,428)	(22,182)

Total NHI shareholders’ equity	2,694,938	2,807,880	112,942

Noncontrolling interests	61,513	71,335	9,822

Total equity	2,756,451	2,879,215	122,764

Total liabilities and equity	42,516,480	45,215,357	2,698,877

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2020(A)	December 31, 2021(B)
Revenue:
Commissions	274,452	257,095	(6.3)
Fees from investment banking	73,997	115,624	56.3
Asset management and portfolio service fees	169,712	201,128	18.5
Net gain on trading	406,954	249,942	(38.6)
Gain on private equity and debt investments	4,237	31,082	633.6
Interest and dividends	278,639	217,097	(22.1)
Gain on investments in equity securities	8,936	2,964	(66.8)
Other	172,336	113,201	(34.3)

Total revenue	1,389,263	1,188,133	(14.5)
Interest expense	157,426	165,027	4.8

Net revenue	1,231,837	1,023,106	(16.9)

Non-interest expenses:
Compensation and benefits	412,119	403,883	(2.0)
Commissions and floor brokerage	82,512	78,343	(5.1)
Information processing and communications	129,306	135,831	5.0
Occupancy and related depreciation	54,223	52,069	(4.0)
Business development expenses	9,852	11,596	17.7
Other	147,054	164,284	11.7

Total non-interest expenses	835,066	846,006	1.3

Income before income taxes	396,771	177,100	(55.4)
Income tax expense	83,127	60,006	(27.8)

Net income	313,644	117,094	(62.7)

Less: Net income attributable to noncontrolling interests	5,120	5,061	(1.2)

Net income attributable to NHI shareholders	308,524	112,033	(63.7)

	Yen		% Change
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	101.03	36.40	(64.0)

Diluted-
Net income attributable to NHI shareholders per share	98.30	35.33	(64.1)

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2020(A)	December 31, 2021(B)
Net income	313,644	117,094	(62.7)
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(33,700)	45,935	—
Deferred income taxes	76	(477)	—

Total	(33,624)	45,458	—

Defined benefit pension plans:
Pension liability adjustment	4,911	1,493	(69.6)
Deferred income taxes	(658)	(421)	—

Total	4,253	1,072	(74.8)

Own Credit Adjustments:
Own Credit Adjustments	(92,912)	15,608	—
Deferred income taxes	15,532	(4,711)	—

Total	(77,380)	10,897	—

Total other comprehensive income (loss)	(106,751)	57,427	—

Comprehensive income	206,893	174,521	(15.6)
Less: Comprehensive income attributable to noncontrolling interests	4,944	6,605	33.6

Comprehensive income attributable to NHI shareholders	201,949	167,916	(16.9)

(4) Note with respect to the Assumption as a Going Concern

Not applicable.

(5) Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2020 (A)	December 31, 2021 (B)
Net revenue

Business segment information:
Retail	272,028	257,528	(5.3)
Investment Management	109,122	137,919	26.4
Wholesale	692,113	508,155	(26.6)

Subtotal	1,073,263	903,602	(15.8)
Other	151,673	115,036	(24.2)

Net revenue	1,224,936	1,018,638	(16.8)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	6,901	4,468	(35.3)

Net revenue	1,231,837	1,023,106	(16.9)

Non-interest expenses

Business segment information:
Retail	205,819	203,487	(1.1)
Investment Management	53,357	57,626	8.0
Wholesale	461,896	470,709	1.9

Subtotal	721,072	731,822	1.5
Other	113,994	114,184	0.2

Non-interest expenses	835,066	846,006	1.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	835,066	846,006	1.3

Income (loss) before income taxes

Business segment information:
Retail	66,209	54,041	(18.4)
Investment Management	55,765	80,293	44.0
Wholesale	230,217	37,446	(83.7)

Subtotal	352,191	171,780	(51.2)
Other*	37,679	852	(97.7)

Income (loss) before income taxes	389,870	172,632	(55.7)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	6,901	4,468	(35.3)

Income (loss) before income taxes	396,771	177,100	(55.4)

*Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2020 (A)	December 31, 2021 (B)
Net gain (loss) related to economic hedging transactions	2,014	(1,509)	—
Realized gain (loss) on investments in equity securities held for operating purposes	1,553	215	(86.2)
Equity in earnings of affiliates	22,258	20,554	(7.7)
Corporate items	14,035	(56,645)	—
Other	(2,181)	38,237	—

Total	37,679	852	(97.7)

Note: Prior period amounts have been reclassified to conform to the current year presentation.

(6) Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the nine months ended December 31, 2021
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	696,122
Stock-based compensation awards	(5,345)
Changes in an affiliated company’s interests	(18)

Balance at end of period	690,759

Retained earnings
Balance at beginning of year	1,533,713
Net income attributable to NHI shareholders	112,033
Cash dividends	(24,758)
Gain (loss) on sales of treasury stock	(2,671)

Balance at end of period	1,618,317

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	18,316
Net change during the period	43,914

Balance at end of period	62,230

Defined benefit pension plans
Balance at beginning of year	(43,477)
Pension liability adjustment	1,072

Balance at end of period	(42,405)

Own credit adjustments
Balance at beginning of year	(12,983)
Own credit adjustments	10,897

Balance at end of period	(2,086)

Balance at end of period	17,739

Common stock held in treasury
Balance at beginning of year	(91,246)
Repurchases of common stock	(39,648)
Sale of common stock	0
Common stock issued to employees	17,466

Balance at end of period	(113,428)

Total NHI shareholders’ equity

Balance at end of period	2,807,880

Noncontrolling interests
Balance at beginning of year	61,513
Net change during the period	9,822

Balance at end of period	71,335

Total equity

Balance at end of period	2,879,215

3. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen							% Change	Millions of yen
	For the three months ended								For the year ended March 31, 2021
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021(A)	December 31, 2021(B)	(B-A)/(A)
Revenue:
Commissions	85,512	92,253	96,687	102,445	82,886	91,636	82,573	(9.9)	376,897
Fees from investment banking	10,828	27,031	36,138	34,684	35,703	33,901	46,020	35.7	108,681
Asset management and portfolio service fees	53,656	57,417	58,639	60,335	64,044	67,193	69,891	4.0	230,047
Net gain (loss) on trading	139,089	131,463	136,402	(96,914)	51,994	91,142	106,806	17.2	310,040
Gain on private equity and debt investments	1,070	1,805	1,362	8,497	25,988	475	4,619	872.4	12,734
Interest and dividends	106,543	82,494	89,602	77,827	64,536	69,925	82,636	18.2	356,466
Gain (loss) on investments in equity securities	3,473	1,940	3,523	5,117	3,468	2,082	(2,586)	—	14,053
Other	113,878	24,939	33,519	35,981	76,553	22,855	13,793	(39.6)	208,317

Total revenue	514,049	419,342	455,872	227,972	405,172	379,209	403,752	6.5	1,617,235
Interest expense	53,302	50,344	53,780	57,937	51,897	60,343	52,787	(12.5)	215,363

Net revenue	460,747	368,998	402,092	170,035	353,275	318,866	350,965	10.1	1,401,872

Non-interest expenses:
Compensation and benefits	138,297	137,006	136,816	95,787	135,603	129,245	139,035	7.6	507,906
Commissions and floor brokerage	28,511	27,675	26,326	29,038	26,816	27,397	24,130	(11.9)	111,550
Information processing and communications	43,238	42,584	43,484	49,529	44,099	45,136	46,596	3.2	178,835
Occupancy and related depreciation	17,058	19,056	18,109	18,144	16,716	17,846	17,507	(1.9)	72,367
Business development expenses	2,832	3,632	3,388	3,668	3,294	3,902	4,400	12.8	13,520
Other	49,000	55,418	42,636	139,969	48,214	76,873	39,197	(49.0)	287,023

Total non-interest expenses	278,936	285,371	270,759	336,135	274,742	300,399	270,865	(9.8)	1,171,201

Income (loss) before income taxes	181,811	83,627	131,333	(166,100)	78,533	18,467	80,100	333.7	230,671
Income tax expense	37,513	14,704	30,910	(12,853)	28,540	12,984	18,482	42.3	70,274

Net income (loss)	144,298	68,923	100,423	(153,247)	49,993	5,483	61,618	—	160,397

Less: Net income attributable to noncontrolling interests	1,782	1,281	2,057	2,161	1,506	2,270	1,285	(43.4)	7,281

Net income (loss) attributable to NHI shareholders	142,516	67,642	98,366	(155,408)	48,487	3,213	60,333	—	153,116

	Yen							% Change	Yen
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	46.77	22.13	32.16	(50.77)	16.12	1.04	19.66	—	50.11

Diluted-
Net income (loss) attributable to NHI shareholders per share	45.65	21.52	31.16	(50.78)	15.59	1.01	19.07	—	48.63

(2) Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen							% Change	Millions of yen
	For the three months ended								For the year ended March 31, 2021
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021(A)	December 31, 2021(B)	(B-A)/(A)
Net revenue

Business segment information:
Retail	81,078	92,795	98,155	96,781	84,986	85,191	87,351	2.5	368,809
Investment Management	39,674	30,068	39,380	54,028	63,482	34,329	40,108	16.8	163,150
Wholesale	248,669	220,305	223,139	(757)	132,777	172,669	202,709	17.4	691,356

Subtotal	369,421	343,168	360,674	150,052	281,245	292,189	330,168	13.0	1,223,315
Other	89,023	23,876	38,774	15,339	68,659	24,809	21,568	(13.1)	167,012

Net revenue	458,444	367,044	399,448	165,391	349,904	316,998	351,736	11.0	1,390,327

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,303	1,954	2,644	4,644	3,371	1,868	(771)	—	11,545

Net revenue	460,747	368,998	402,092	170,035	353,275	318,866	350,965	10.1	1,401,872

Non-interest expenses

Business segment information:
Retail	66,009	69,970	69,840	70,661	65,964	68,207	69,316	1.6	276,480
Investment Management	17,503	18,018	17,836	18,785	18,569	19,300	19,757	2.4	72,142
Wholesale	160,800	154,828	146,268	165,155	161,134	147,700	161,875	9.6	627,051

Subtotal	244,312	242,816	233,944	254,601	245,667	235,207	250,948	6.7	975,673
Other	34,624	42,555	36,815	81,534	29,075	65,192	19,917	(69.4)	195,528

Non-interest expenses	278,936	285,371	270,759	336,135	274,742	300,399	270,865	(9.8)	1,171,201

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	278,936	285,371	270,759	336,135	274,742	300,399	270,865	(9.8)	1,171,201

Income (loss) before income taxes

Business segment information:
Retail	15,069	22,825	28,315	26,120	19,022	16,984	18,035	6.2	92,329
Investment Management	22,171	12,050	21,544	35,243	44,913	15,029	20,351	35.4	91,008
Wholesale	87,869	65,477	76,871	(165,912)	(28,357)	24,969	40,834	63.5	64,305

Subtotal	125,109	100,352	126,730	(104,549)	35,578	56,982	79,220	39.0	247,642
Other*	54,399	(18,679)	1,959	(66,195)	39,584	(40,383)	1,651	—	(28,516)

Income (loss) before income taxes	179,508	81,673	128,689	(170,744)	75,162	16,599	80,871	387.2	219,126

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,303	1,954	2,644	4,644	3,371	1,868	(771)	—	11,545

Income (loss) before income taxes	181,811	83,627	131,333	(166,100)	78,533	18,467	80,100	333.7	230,671

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen							% Change	Millions of yen
	For the three months ended								For the year ended
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021(A)	December 31, 2021(B)	(B-A)/(A)	March 31, 2021
Net gain (loss) related to economic hedging transactions	5,577	(4,965)	1,402	(13,464)	3,444	(3,825)	(1,128)	—	(11,450)
Realized gain (loss) on investments in equity securities held for operating purposes	685	124	744	178	173	23	19	(17.4)	1,731
Equity in earnings of affiliates	6,609	5,251	10,398	(38,668)	9,617	5,571	5,366	(3.7)	(16,410)
Corporate items	45,090	(16,005)	(15,050)	(9,079)	(9,272)	(45,566)	(1,807)	—	4,956
Other	(3,562)	(3,084)	4,465	(5,162)	35,622	3,414	(799)	—	(7,343)

Total	54,399	(18,679)	1,959	(66,195)	39,584	(40,383)	1,651	—	(28,516)

Note: Prior period amounts have been reclassified to conform to the current year presentation.

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2022_3q.pdf